NIGHTWATCH CAPITAL ADVISORS, LLC
3311 North University Avenue, Suite 200
Provo, Utah 84604

November 22, 2005

VIA OVERNIGHT MAIL and EMAIL

Bartholomew F. Palmisano, Sr.
OCA, Inc.
3850 North Causeway Blvd., Suite 800
Metairie, LA 70002

Dear Mr. Palmisano:

Thank you for making the time to meet with us in your office last week. Congratulations on reestablishing the office in Metairie and on all the hard work that has gone into keeping the business functioning over the past couple of months. We appreciate you sharing your perspectives on the business and we agree with many of your priorities for its future.

As we discussed, we agree that OCA has a good core business that should generate significant cash over time. We also believe that the issues the Company is currently facing should be temporary and are fixable. However, in light of recent events, it is important and urgent that actions be taken to inspire renewed confidence among OCA’s doctors, shareholders and lenders.

We, therefore, propose that the Company immediately implement the following three-point plan including: 1) financing, 2) corporate governance and 3) doctor communications.

Financing

OCA made a good decision in retaining Jefferies & Company. Jefferies is a talented firm and we are confident that their team will have the expertise and relationships to successfully complete a refinancing for OCA. We also recognize that it may take some time and may be expensive without completed financial statements. Therefore, to allow enough time for the accounting team to do its work and for Jefferies to negotiate with lenders in an orderly manner, we are prepared to immediately invest $10 million on reasonable terms. We are prepared to think creatively with you and Jefferies on how best to structure the investment. Since we are very familiar with the Company, we could complete our remaining due diligence on an expedited basis.

Corporate Governance

The Company needs to immediately fill its two vacant Board seats with members that doctors, shareholders and lenders can trust as being 100% independent and who have the expertise to help with the pending restructuring and with OCA’s ongoing operational improvements. With the delayed filing of the Company’s audited financial statements and the recent resignation of various advisors, it is even more important for the Company to strengthen its Board and demonstrate to its constituents that you take strong corporate governance seriously.

OCA, Inc. Board of Directors
November 22, 2005

We will propose two candidates including a principal in our firm and we welcome others to submit nominees as well for our joint consideration.

Doctor Communications

Most importantly, we urge the Company to initiate an active communications plan with affiliated doctors. As we agreed in our meeting, the doctors are the Company’s greatest asset. We have interviewed many of them and we believe that nearly all truly appreciate the significant value they receive from OCA’s services and want to maintain their relationship with the Company. However, in the current situation, we believe that they need open communication and assurance of continued payments and services. We see no reason for the company not to give such an assurance, especially if our first two proposals on financing and governance are implemented quickly. The Company should also inform doctors of the progress that has been made in restoring operations and actions being taken to secure short- and long-term financing and to strengthen OCA’s corporate governance and management team. While maintaining an expectation that all parties will honor their commitments, the communication should emphasize an openness to work together in the coming year to responsibly address doctors’ operational and financial concerns.

If you feel it would be helpful, please feel free to let the doctors know that there are existing, supportive shareholders who stand ready to help as the doctors remain committed to the Company. In fact, in case any doctors would like to call and discuss our perspectives on OCA, our number is 801-805-1300.

*****

As expressed in our earlier letters, the Company does face other important issues such as a rationalization of de novo growth plans, the appropriate priority of international expansion and Outsource, and ways to refine OCA’s model to become even more attractive for new doctors to affiliate. However, we believe that quick action on the three points outlined above will provide the necessary time for the Company to tackle all its issues in due course.

Again, we believe in OCA’s core business and stand ready to do our part to help see it return to profitable growth. We look forward to your and Jefferies’ response to our proposals.

Sincerely,

Mark A. Crockett
Principal

Cc:	Dr. Dennis J. L. Buchman
Dr. Jack P. Deveraux, Jr.
Kevin M. Dolan
Linda C. Girard
Ashton J. Ryan, Jr.
David W. Vignes
Edward J. Walters